--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                 SCHEDULE 13E-3

                               (AMENDMENT NO. 2)
                        RULE 13E-3 TRANSACTION STATEMENT
          (UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                BACOU USA, INC.
                              (Name of the Issuer)
                                BACOU USA, INC.
                                   BACOU S.A.
                          ENGINEERING HENRI BACOU S.A.
                                CHRISTOPHE BACOU
                             JACQUELINE MAGGI BACOU
                                 PHILIPPE BACOU
                               VERONIQUE MIRABEL
                                 WALTER STEPAN
                                  PHILIP BARR
                                 ADRIEN HEBERT
                                  ALAN BENNETT
                             CHRISTIAN DALLOZ S.A.
                             DANIEL U. S. SUB, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   056439102
                     (CUSIP Number of Class of Securities)
                           --------------------------

Bacou USA, Inc.        Bacou S.A.           Engineering Henri    Christophe Bacou     Walter Stepan        Philip Barr
10 Thurber Boulevard   Z.I. Paris Nord II   Bacou S.A.           38 Route de Senlis   10 Thurber           10 Thurber
Smithfield,            13, Rue de la        Z.I. Paris Nord Ii   60520 Triers sur     Boulevard            Boulevard
Rhode Island 02917     Perdrix              13, Rue de la        Treve, France        Smithfield,          Smithfield,
Telephone:             93290 Tremblay,      Perdrix              Telephone:           Rhode Island 02917   Rhode Island 02917
401-233-0333           France               93290 Tremblay,      011-33-1-49-90-70-82 Telephone:           Telephone:
                       Telephone:           France                                    401-233-0333         401-233-0333
                       011-33-1-49-90-70-00 Telephone:
                                            011-33-1-49-90-70-00
Jacqueline Maggi       Philippe Bacou       Veronique Mirabel    Christian Dalloz     Adrien Hebert        Alan Bennett
Bacou                  6 Rue des Chandrons  23 Rue des Devezes   S.A.                 10 Thurber           10 Thurber
3 Chemin de Tourronde  60810 Montepilloy,   34740 Vendargues,    63 bis, Boulevard    Boulevard            Boulevard
1009 Pully VD,         France               France               Bressieres           Smithfield,          Smithfield,
Switzerland            Telephone:           Telephone:           75017 Paris, France  Rhode Island 02917   Rhode Island 02917
Telephone:             011-33-49-90-70-01   011-33-1-49-90-70-00 Telephone:           Telephone:           Telephone:
011-33-1-49-90-70-00                                             011-33-1-53-11-19-00 401-233-0333         401-233-0333
                                            Daniel U. S. Sub, Inc.
                                            63 bis, Boulevard Bressieres
                                            75017 Paris, France
                                            Telephone: 011-33-1-53-11-19-00

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                WITH COPIES TO:

TIMOTHY B. GOODELL, ESQ.        RONALD CAMI, ESQ.
GREGORY PRYOR, ESQ.             CRAVATH, SWAINE & MOORE
WHITE & CASE LLP                WORLDWIDE PLAZA
1155 AVENUE OF THE AMERICAS     825 EIGHTH AVENUE
NEW YORK, NEW YORK 10036        NEW YORK, NEW YORK 10019
TELEPHONE: (212) 819-8200       TELEPHONE: (212) 474-1000

    This statement is filed in connection with (check the appropriate box):

    a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    b. / / The filing of a registration statement under the Securities Act of 1933.

    c.  / /  A tender offer.

    d.  / /  None of the above.

    Check the following box if the soliciting materials or information statement are preliminary copies: /X/

    Check the following box if the filing is a final amendment reporting the results of the transaction: / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         ------------------------------

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
                       $515,615,085                                                   $103,123

* The transaction valuation was based upon the sum of (a) the product of 17,681,665 Common Stock and the merger consideration of $28.50 per share and
    (b) the difference between $28.50 and the exercise price per share of Common Stock of each of the 962,700 shares covered by outstanding options.
** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of Transaction Valuation.
/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:        $103,123                     Filing Party:  Bacou USA, Inc.
Form or Registration No.:      Schedule 14C                 Date Filed:    June 14, 2001

                      SECTION 13E-3 TRANSACTION STATEMENT

                                  INTRODUCTION

    This Rule 13e-3 Transaction Statement on Schedule 13E-3, Amendment No. 1 (as amended, this "Schedule 13E-3") is being filed jointly by Bacou USA, Inc., a Delaware corporation ("Bacou USA"), Bacou S.A., a societe anonyme duly incorporated and legally existing under the laws of the Republic of France, Engineering Henri Bacou S.A., a societe anonyme duly incorporated and legally existing under the laws of the Republic of France ("Engineering Henri Bacou"), Christophe Bacou, an individual of French nationality, Jacqueline Maggi Bacou, an individual of French nationality Philippe Bacou, an individual of French nationality, Veronique Mirabel, an individual of French nationality, Walter Stepan, an individual of German nationality, Philip Barr, an individual of U.S. nationality, Adrien Hebert, an individual of U.S. nationality, Alan Bennett, an individual of U.S. nationality, Christian Dalloz S.A., a societe anonyme duly incorporated and legally existing under the laws of the Republic of France ("Christian Dalloz"), and Daniel U. S. Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Christian Dalloz ("Daniel U. S. Sub") in connection with the Agreement and Plan of Merger, dated May 29, 2001 (the "Merger Agreement"), among Christian Dalloz, Daniel U. S. Sub and Bacou USA. At the effective time of the merger contemplated by the Merger Agreement, Daniel U. S. Sub will merge with and into Bacou USA (the "Merger"), and each outstanding share of common stock, par value $.001 per share of Bacou USA (the "Common Stock"), other than shares of Common Stock held by any subsidiary of Bacou USA, held in Bacou USA's treasury, held by Christian Dalloz or any subsidiary of Christian Dalloz, held by Bacou S.A. or any subsidiary of Bacou S.A., or held by stockholders who perfect their appraisal rights under Delaware law, will be converted into the right to receive $28.50 in cash without interest, reduced by applicable withholding tax.

    Concurrently with the filing of this Schedule 13E-3, Bacou USA is filing a preliminary information statement (the "Information Statement") pursuant to
Section 14C of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in which Bacou USA is providing information to stockholders of Bacou USA, other than Bacou S.A., in connection with the Merger. The information set forth in the Information Statement, including all appendices thereto, is hereby incorporated herein by reference, and the responses to each item in this
Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and the appendices thereto.

ITEM 1. SUMMARY TERM SHEET

    The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SUMMARY TERM SHEET" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) The information set forth in the Information Statement under the caption "SUMMARY TERM SHEET--The Parties to the Merger" is incorporated herein by reference. Bacou USA is the issuer of the class of equity security which is the subject of the Rule 13e-3 transaction.

(b) As of June 13, 2001, there were 17,681,665 shares of Common Stock of Bacou USA outstanding.

(c) The information set forth in the Information Statement under the caption "INTRODUCTION--Comparative Market Price Data" is incorporated herein by reference.

(d) The information set forth in the Information Statement under the caption "INTRODUCTION--Dividends" is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in the Information Statement under the caption "OTHER MATTERS--Transactions in Common Stock by Certain Persons" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a)-(c) The information set forth in the Information Statement under the captions "SUMMARY TERM SHEET--The Parties to the Merger" and "SPECIAL FACTORS--Background of the Merger and the Related Acquisition Transactions" are incorporated herein by reference.

    During the last five years, none of Bacou USA, Bacou S.A., Engineering Henri Bacou, Jacqueline Maggi Bacou, Christophe Bacou, Philippe Bacou, Veronique Mirabel, Walter Stepan, Philip Barr, Adrien Hebert, Allan Bennett, Christian Dalloz or Daniel U. S. Sub has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

    DIRECTORS AND EXECUTIVE OFFICERS OF BACOU USA. Set forth below are the name, address and the present principal occupations or employment of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Bacou USA. Each person identified below is a United States citizen, except for Philippe Bacou and Christophe Bacou, who are citizens of the Republic of France, and Walter Stepan, who is a citizen of the Federal Republic of Germany. Unless indicated otherwise, each person's principal business address is 10 Thurber Boulevard, Smithfield, Rhode Island 02917.

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
NAME                                         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                                     ----------------------------------------------------------
Philippe Bacou.........................  Director of Bacou USA since 1994; Co-Chairman of the Board since May 1999, Chairman, President and Chief Executive
                                         Officer of Bacou S.A. since July 1996; previously
                                         Executive Vice President of Bacou USA, since 1993; Chief
                                         Financial Officer and Vice President Finance of Bacou S.A.
                                         since 1985; Director of Bacou S.A. since 1985.
                                         Mr. Philippe Bacou's principal business address is Zone
                                         Industrielle Paris Nord II, 13, rue de la Perdix P.B.
                                         50398, 95943 Roissy Charles-de-Gaulle Cedex, France.

Walter Stepan..........................  Director of Bacou USA since 1994; Co-Chairman since May
                                         1999, President and Chief Executive Officer from July 1994 to December 1999; Chairman of the following subsidiaries:
                                         Bacou USA Safety, Inc. ("Bacou Safety"); Titmus
                                         Optical, Inc.; Perfect Fit Glove Co., LLC ("PFG").
                                         Formerly, Chairman of Uvex Safety Manufacturing, Inc.
                                         ("USM") and SCHAS Industries, Inc. ("SCHAS"), predecessor
                                         of SCHAS Industries, LLC. Also a director of Bacou S.A.,
                                         Bacou Industrial & Trading (Shanghai) Co., Ltd. (an
                                         affiliate of Bacou S.A.), Uvex Safety Australia Pty Ltd.
                                         ("UXA"), Uvex (UK) Limited ("Uvex UK"); formerly Director
                                         of Uvex Winter Optical, Inc. ("UWI") and Uvex Sports, Inc.
                                         ("USI"). UXA and Uvex UK are corporate entities in each of which Uvex Arbeitsschutz GmbH ("Uvex Germany") is majority shareholder and Bacou USA and Bacou International B.V., an affiliate of Bacou S.A., are equal minority shareholders.
                                         UWI and USI are affiliates of Uvex Germany. Mr. Stepan's

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
NAME                                         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                                     ----------------------------------------------------------
                                         principal business address is 8583 Egret Meadow Lane, West
                                         Palm Beach, FL 33412

Philip B. Barr.........................  Director of Bacou USA since 1995; Chief Executive Officer since January 2000; previously Chief Operating Officer
                                         from February 1999 to December 1999; Executive Vice
                                         President from October 1996 to December 1999; Vice
                                         President from August 1995 to October 1996; Chief
                                         Financial Officer and Secretary from August 1995 to May
                                         1999; Vice Chairman of PFG (including its predecessor
                                         Perfect Fit Glove Co., Inc.) since April 1999; Chairman of
                                         USM and SCHAS since January 2000; Secretary and Treasurer
                                         of Bacou Safety from December 1997 to May 1999; Vice
                                         Chairman of USM from December 1997 to December 1999; Vice
                                         Chairman of SCHAS from April 1999 to December 1999.

Christophe Bacou.......................  Director of Bacou USA since 1996; Vice President of Bacou
                                         S.A.; previously Marketing Manager of two subsidiaries of
                                         Bacou S.A.; employed by affiliates of Bacou S.A. since
                                         1990. Also, Director of Bacou S.A. Mr. Christophe Bacou's
                                         principal business address is Zone Industrielle Paris Nord
                                         II, 13, rue de la Perdix P.B. 50398, 95943 Roissy
                                         Charles-de-Gaulle Cedex, France.

Karl F. Ericson........................  Director of Bacou USA since 1996; independent business consultant since 1990. Partner with Peat Marwick
                                         Mitchell & Co., predecessor to KPMG LLP, from 1970 to
                                         1990. Also, Director of Bank Rhode Island. Mr. Ericson's
                                         principal business address is 182 Waterman Street,
                                         Providence, Rhode Island 02903.

Howard S. Leight.......................  Director of Bacou USA since 1998; founder of Howard S.
                                         Leight & Associates, Inc. (d/b/a Howard Leight
                                         Industries); President and sole stockholder of Howard
                                         Leight Industries from 1984 until February 1998.
                                         Consultant to Bacou Safety since February 1998. Director
                                         of Howard Leight Enterprises, Inc. n/k/a Continental
                                         Polymers, Inc., since 1997. Mr. Leight's principal
                                         business address is 13101 Washington Boulevard,
                                         Suite 134, Los Angeles, California 90066.

Alfred J. Verrecchia...................  Director of Bacou USA since 1999; President and Chief
                                         Operating Officer, Hasbro, Inc. from 2000 to present;
                                         Executive Vice President, Global Operations, Hasbro, Inc.
                                         from 1996 to 2000; Chief Financial Officer since 1999;
                                         previously Chief Operating Officer, Domestic Toy
                                         Operations from 1990 to 1996; Director, Hasbro, Inc.;
                                         Director, Old Stone Corporation. Mr. Verrecchia's
                                         principal business address is c/o Hasbro, Inc., 1027
                                         Newport Avenue, Pawtucket, Rhode Island, 02862.

Alan H. Bennett........................  Chief Operating Officer of Bacou USA since January 2000;
                                         Executive Vice President of Bacou USA Safety, Inc. ("Bacou
                                         Safety") from February 1999 to December 1999 and has
                                         served as President and Chief Executive Officer since
                                         January 2000; Chief Operating Officer of PFG, Platinum
                                         Protective

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
NAME                                         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                                     ----------------------------------------------------------
                                         Products, Inc., SCHAS and Titmus Optical, Inc. and as
                                         President and Chief Executive Officer of USM; previously a business consultant from 1995 to 1998 and served as
                                         President of Safety Supply America division of Figgie
                                         International from 1989 to 1994.

Adrien W. Hebert.......................  Vice President--Finance and Chief Financial Officer since
                                         May 1999; Mr. Hebert served as Vice President--Finance and
                                         Corporate Controller from May 1998 until May 1999; Manager of Corporate Development of Bacou USA from April 1997 to
                                         May 1998 and Financial Consultant to Bacou USA from
                                         November 1996 until April 1997; previously, Mr. Hebert was
                                         Vice President and Chief Financial Officer of Encon
                                         Systems, Inc. from 1991 until 1996.

John F. Burt, Jr.......................  Executive Vice President of Bacou Safety from May 1998 until April 30, 2001; founded Biosystems, Inc. in 1981 and served as President of that company until its merger into
                                         Bacou Safety in March 1998 and as President of the
                                         Biosystems division of Bacou Safety from March 1998 until
                                         April 30, 2001, and since that time as Founder.
                                         Mr. Burt's principal business address is c/o Biosystems,
                                         651 South Main Street, Middletown, Connecticut 06457.

    To the knowledge of Bacou USA, during the last five years none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

    DIRECTORS AND EXECUTIVE OFFICERS OF BACOU S.A. Set forth below are the name, address and the present principal occupations or employment of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Bacou S.A. Each person identified below is a citizen of the Republic of France, except for Walter Stepan who is a citizen of the Federal Republic of Germany and Howard Leight who is a citizen of the United States. Unless indicated otherwise, each person's principal business address is c/o Bacou S.A., Z.I. Paris Nord II, 13, rue de la Perdrix, 93290 Tremblay, France.

                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND MATERIAL POSITIONS HELD
NAME                                                           DURING THE PAST FIVE YEARS
----                                     ----------------------------------------------------------------------
Guy Hedouin............................  Director and executive officer of Bacou S.A.

Christophe Bacou.......................  The information set forth in this item under the caption "Directors and Executive Officers of Bacou USA" is incorporated herein by reference.

Rene Duvert............................  Director of Bacou S.A.

Walter Stepan..........................  The information set forth in this item under the caption "Directors and Executive Officers of Bacou USA" is incorporated herein by reference.

                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND MATERIAL POSITIONS HELD
NAME                                                           DURING THE PAST FIVE YEARS
----                                     ----------------------------------------------------------------------
Howard Leight..........................  Director of Bacou S.A. The information set forth in this item under the caption "Directors and Executive Officers of Bacou USA" is incorporated herein by reference.

Philippe Bacou.........................  The information set forth in this item under the caption "Directors and Executive Officers of Bacou USA" is incorporated herein by reference.

    To the knowledge of Bacou S.A., during the last five years none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

    DIRECTORS AND EXECUTIVE OFFICERS OF ENGINEERING HENRI BACOU. Set forth below are the name, address and the present principal occupations or employment of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Engineering Henri Bacou. Each person identified below is a citizen of the Republic of France. Unless indicated otherwise, each person's principal business address is c/o Engineering Henri Bacou, Z.I. Paris Nord II, 13, rue de la Perdrix, 93290 Tremblay, France.

                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND MATERIAL POSITIONS HELD
NAME                                                           DURING THE PAST FIVE YEARS
----                                     ----------------------------------------------------------------------
Veronique Mirabel......................  Director and executive officer of Engineering Henri Bacou.

Jacqueline Maggi Bacou.................  Director and executive officer of Engineering Henri Bacou. Managing
                                         Director of Guanne Protection until November 2000.

Christophe Bacou.......................  The information set forth in this item under the caption "Directors and Executive Officers of Bacou USA" is incorporated herein by reference.

Philippe Bacou.........................  The information set forth in this item under the caption "Directors and Executive Officers of Bacou USA" is incorporated herein by reference.

    To the knowledge of Engineering Henri Bacou, during the last five years none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

    DIRECTORS AND EXECUTIVE OFFICERS OF CHRISTIAN DALLOZ. Set forth below are the name, address and the present principal occupations or employment of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Christian Dalloz. Each person identified below is a citizen of the Republic of France, except for Donald McCroskey, Joe Reimer, Jerry McGurkin, Rod Fogelman, and Julius Tilley, who are citizens of the United States. Unless indicated otherwise, each person's principal address is 63 bis, Boulevard Bressieres 75017 Paris, France.

                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND MATERIAL POSITIONS HELD
NAME                                                           DURING THE PAST FIVE YEARS
----                                     ----------------------------------------------------------------------
Mr. Philippe Alfroid...................  Chairman of Christian Dalloz SA since July 1992. Director of Christian
                                         Dalloz SA since April 1991. Mr. Alfroid's principal business address is c/o Essilor International 147 rue de Paris Charenton-Le-Pont 94220,
                                         France

Mr. Claude-Henri Balleyguier...........  Director and Chief Executive Officer of Christian Dalloz SA since
                                         September 1999; President, Europe, Tektronix from 1996 to 1998.
                                         Mr. Balleyguier's principal business address is c/o Dalloz
                                         Safety, Inc. 2nd & Washington Streets P.O. Box 622 Reading, PA
                                         19603-0622

Ms. Ginette Dalloz.....................  General Manager of Christian Dalloz SA since July 1992; Director of
                                         Christian Dalloz SA since April 1983.

Financiere Christian Dalloz
(represented by Jean-Claude Boisset)...  Director of Christian Dalloz SA since June 1992. Mr. Dalloz'
                                         principal business address is Financiere Christian Dalloz 147 rue de
                                         Paris Charenton-Le-Pont 94220, France

Mr. Gerard Cottet......................  Director of Christian Dalloz SA since July 1992.

Mr. Francois Faiveley..................  Director of Christian Dalloz SA; Chairman and Chief Executive Officer,
                                         Francois Faiveley Participations and Financiere Faiveley C.V.V.B.,
                                         S.B.E.V.; Manager, Faiveley Freres, Cosodec.

Mr. Donald McCroskey...................  Director of Christian Dalloz SA since May 1996.

Mr. Joe Reimer.........................  President of Fall Protection Division and MBU America; with Christian
                                         Dalloz since February 1981. Mr. Reimer's principal business address is
                                         c/o Dalloz Safety, Inc. 2nd & Washington Streets P.O. Box 622 Reading,
                                         PA 19603

Mr. Jerry McGurkin.....................  Senior Vice President and General Manager, MBU Australia, PBU Hearing
                                         and Respiratory; with Christian Dalloz since September 1995.
                                         Mr. McGurkin's principal business address is c/ o Dalloz Safety, Inc.
                                         2nd & Washington Streets P.O. Box 622 Reading, PA 19603

Mr. Herve Meillat......................  President, Eyewear Group; with Christian Dalloz since August 1998.
                                         Mr. Meillat's principal business address is c/o Dalloz Safety, Inc.
                                         2nd & Washington Streets P.O. Box 622 Reading, PA 19603-0622

Mr. Pascal Ode.........................  Senior Vice President and General Manager, MBU Europe and Asia, since
                                         July 2000; General Manager, France and Segment Manager, Smart Cards,
                                         Europe, Philips Semi-Conductors, from 1997 to 2000; Marketing
                                         Director, Europe, Schneider Electric, SA, from 1992 to 1997.

Mr. Brice de la Morandiere.............  Chief Financial Officer since June 1998; Finance Director, Carnaud
                                         Metalbox, from February 1996 to June 1998. Mr. de la

                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND MATERIAL POSITIONS HELD
NAME                                                           DURING THE PAST FIVE YEARS
----                                     ----------------------------------------------------------------------
                                         Morandiere's principal business address is c/o Dalloz Safety, Inc.
                                         2nd & Washington Streets P.O. Box 622 Reading, PA 19603-0622

Mr. Rod Fogelman.......................  Senior Vice President, Human Resources; with Christian Dalloz since
                                         October 1975. Mr. Fogelman's principal business address is c/o Dalloz
                                         Safety, Inc. 2nd & Washington Streets P.O. Box 622 Reading, PA
                                         19603-0622

Mr. Julius Tilley......................  Chief Information Officer since August 1998; Principal Consultant,
                                         Price Waterhouse, LLP, from January to July 1998; Information
                                         Services Operations Manager, OKIDATA Corporation, from May 1995 to
                                         December 1997. Mr. Tilley's principal business address is Christian
                                         Dalloz IT Center, Chadds Ford Business Campus Brandywine Two, Chadds
                                         Ford, PA 19317-9868

    To the knowledge of Christian Dalloz, during the last five years none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

    DIRECTORS AND EXECUTIVE OFFICERS OF DANIEL U. S. SUB. Set forth below is the name, address and the present principal occupation or employment of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of the sole director and executive officer of Daniel U. S. Sub. Mr. de la Morandiere is a citizen of the Republic of France and his principal business address is c/o Dalloz
Safety, Inc., 2nd & Washington Streets, P.O. Box 622, Reading, Pennsylvania 19603-0622.

                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND MATERIAL POSITIONS HELD
NAME                                                           DURING THE PAST FIVE YEARS
----                                     ----------------------------------------------------------------------
Mr. Brice de la Morandiere.............  Director and President of Daniel U. S. Sub since May 2001; Chief
                                         Financial Officer of Christian Dalloz since June 1998; Finance
                                         Director, Carnaud Metalbox, from February 1996 to June 1998.

    To the knowledge of Daniel U. S. Sub, during the last five years
Mr. de la Morandiere has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

    PHILIPPE BACOU. The information set forth in this item under the caption "Directors and Executive Officers of Bacou USA" is incorporated herein by reference.

    JACQUELINE MAGGI BACOU. The information set forth in this item under the caption "Directors and Executive Officers of Engineering Henri Bacou" is incorporated herein by reference.

    CHRISTOPHE BACOU. The information set forth in this item under the caption "Directors and Executive Officers of Bacou USA" is incorporated herein by reference.

    VERONIQUE BACOU. The information set forth in this item under the caption "Directors and Executive Officers of Engineering Henri Bacou" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

(a)(l)                  Not applicable.

(a)(2)(i)               The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER" and
                        "SUMMARY TERM SHEET" is incorporated herein by reference.

(a)(2)(ii)              The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER" and
                        "INTRODUCTION" is incorporated herein by reference.

(a)(2)(iii)             The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER",
                        "SPECIAL FACTORS--Reasons for the Approvals by the Oversight
                        Committee and our Board of Directors" and "SPECIAL
                        FACTORS--Christian Dalloz's Reasons for the Merger" is
                        incorporated herein by reference.

(a)(2)(iv)              The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER",
                        "SUMMARY TERM SHEET--Our Majority Stockholder; No Further
                        Stockholder Approval Required" and "SPECIAL FACTORS--Our
                        Majority Stockholder; No Further Stockholder Approval
                        Required" is incorporated herein by reference.

(a)(2)(v)               The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER",
                        "SUMMARY TERM SHEET" and "THE MERGER--The Merger
                        Agreement--Consideration to be Received by the Stockholders"
                        is incorporated herein by reference.

(a)(2)(vi)              The information set forth in the Information Statement under the caption "SUMMARY TERM SHEET--Accounting Treatment" is
                        incorporated herein by reference.

(a)(2)(vii)             The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER",
                        "SUMMARY TERM SHEET--Material U.S. Federal Income Tax
                        Consequences" and "SPECIAL FACTORS--Material U.S. Federal
                        Income Tax Consequences of the Merger to our Stockholders"
                        is incorporated herein by reference.

(c)                     The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER",
                        "SUMMARY TERM SHEET--Our Majority Stockholder; No Further
                        Stockholder Approval Required", "INTRODUCTION", "SPECIAL
                        FACTORS--Our Majority Stockholder; No Further Stockholder
                        Approval Required" and "THE MERGER--Payment of Merger
                        Consideration and Surrender of Stock Certificates" is
                        incorporated herein by reference.

(d)                     The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER",
                        "SUMMARY TERM SHEET--Appraisal Rights " and "THE
                        MERGER--Appraisal Rights" is incorporated herein by
                        reference.

(e)                     The information set forth in the Information Statement under the caption "OTHER MATTERS--Provisions for Unaffiliated
                        Stockholders" is incorporated herein by reference.

(f)                     Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS



(a)(1)                  The information set forth in the Information Statement under the captions "SUMMARY TERM SHEET--Interests of Certain
                        Parties in the Merger and Related Acquisition Transactions;
                        Potential Conflicts of Interest", "THE MERGER--The Merger
                        Agreement" and "OTHER MATTERS--Information Incorporated by
                        Reference" is incorporated herein by reference.

(a)(2)                  The information set forth in the Information Statement under the caption "SPECIAL FACTORS--Interests of Certain Parties in the Merger and Related Acquisition Transactions;
                        Potential Conflicts of Interest" is incorporated herein by reference.

(b)-(c)                 The information set forth in the Information Statement under the caption "SPECIAL FACTORS--Background of the Merger and the Related Acquisition Transactions" is incorporated herein by reference.

(e)                     The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER",
                        "SUMMARY TERM SHEET--Combination of the Bacou Group and
                        Christian Dalloz", "SUMMARY TERM SHEET--Our Majority
                        Stockholder; No Further Stockholder Approval Required",
                        "SUMMARY TERM SHEET--Interests of Certain Parties in the
                        Merger and Related Acquisition Transactions; Potential
                        Conflicts of Interest", "INTRODUCTION", "SPECIAL
                        FACTORS--Background of the Merger and the Related
                        Acquisition Transactions", "SPECIAL FACTORS--Our Majority
                        Stockholder; No Further Stockholder Approval Required",
                        "SPECIAL FACTORS--Interests of Certain Parties in the Merger
                        and Related Acquisition Transactions; Potential Conflicts of
                        Interest", "THE MERGER--The Merger Agreement" and "THE
                        MERGER--The Stockholder Agreement" is incorporated herein by reference. The information set forth in Exhibit (d) is
                        incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)                     The information set forth in the Information Statement under the captions "SPECIAL FACTORS--Purpose and Structure of the
                        Merger", "SPECIAL FACTORS--Certain Effects of the Merger"
                        and "THE MERGER--The Merger Agreement--Consideration to be
                        Received by the Stockholders" is incorporated herein by
                        reference.

(c)(1)-(8)              The information set forth in the Information Statement under the captions "SUMMARY TERM SHEET--Effects of the Merger",
                        "SPECIAL FACTORS--Certain Effects of the Merger", "SPECIAL
                        FACTORS--Plans for Bacou USA after the Merger" and "SPECIAL
                        FACTORS--Interest of Certain Parties in the Merger and
                        Related Acquisition Transactions; Potential Conflicts of
                        Interest" is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) The information set forth in the Information Statement under the captions "SPECIAL FACTORS--Background of the Merger and the Related Acquisition Transactions" and "SPECIAL FACTORS--Purpose and Structure of the Merger" is incorporated herein by reference.

(b) The information set forth in the Information Statement under the captions "SPECIAL FACTORS--Background of the Merger and the Related Acquisition Transactions", "SPECIAL FACTORS--Opinion of UBS Warburg LLC", "SPECIAL FACTORS--Reasons for the Approvals by the Oversight Committee and our Board of Directors" and "SPECIAL FACTORS--Purpose and Structure of the Merger" is incorporated herein by reference.

(c) The information set forth in the Information Statement under the captions "SUMMARY TERM SHEET--Approval of the Oversight Committee and our Board of Directors", "SPECIAL FACTORS--Background of the Merger and the Related Acquisition Transactions", "SPECIAL FACTORS--Opinion of UBS Warburg LLC", "SPECIAL FACTORS--Reasons for the Approvals by the Oversight Committee and our Board of Directors", "SPECIAL FACTORS--Christian Dalloz's Reasons for the Merger" and "SPECIAL FACTORS--Purpose and Structure of the Merger" is incorporated herein by reference.

(d) The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY TERM SHEET--Effects of the Merger", "SUMMARY TERM SHEET--Interests of Certain Parties in the Merger and Related Acquisition Transactions; Potential Conflicts of Interest", "SUMMARY TERM SHEET--Material U.S. Federal Income Tax Consequences", "SPECIAL FACTORS--Background of the Merger and the Related Acquisition Transactions", "SPECIAL FACTORS--Opinion of UBS Warburg LLC", "SPECIAL FACTORS--Purpose and Structure of the Merger", "SPECIAL FACTORS--Certain Effects of the Merger", "SPECIAL FACTORS--Plans for Bacou USA after the Merger", "SPECIAL FACTORS--Material U.S. Federal Income Tax Consequences of the Merger to our Stockholders" and "THE MERGER--The Merger Agreement" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

(a)-(f)                 The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER",
                        "SUMMARY TERM SHEET--Approval of the Oversight Committee and
                        our Board of Directors", "INTRODUCTION", "SPECIAL
                        FACTORS--Our Majority Stockholder; No Further Stockholder
                        Approval Required", "THE MERGER--The Merger Agreement",
                        "SPECIAL FACTORS--Background of the Merger and the Related
                        Acquisition Transactions", "SPECIAL FACTORS--Opinion of UBS
                        Warburg LLC", "SPECIAL FACTORS--Reasons for the Approvals by
                        the Oversight Committee and our Board of Directors",
                        "SPECIAL FACTORS--Bacou USA's Position as to the Fairness of
                        the Merger", "SPECIAL FACTORS--Bacou S.A.'s, Engineering
                        Henri Bacou's and the Bacou Family's Positions as to the
                        Fairness of the Merger" and "SPECIAL FACTORS--Christian
                        Dalloz's Position as to the Fairness of the Merger" is
                        incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)-(c)                 The information set forth in the Information Statement under the captions "SUMMARY TERM SHEET--Opinion of UBS Warburg
                        LLC", and "SPECIAL FACTORS--Opinion of UBS Warburg LLC" is
                        incorporated herein by reference. The full text of the
                        written opinion of UBS Warburg LLC, dated May 25, 2001, is attached to the Information Statement as Appendix B.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)-(d)                 The information set forth in the Information Statement under the captions "SUMMARY TERM SHEET--The Merger
                        Agreement--Financing of the Merger; Fees and Expenses of the
                        Merger", "SPECIAL FACTORS--The Global Transaction--Financing
                        of the Global Transaction" and "THE MERGER--Financing of the
                        Merger; Fees and Expenses of the Merger" is incorporated
                        herein by reference.

ITEM 11. INTEREST IN THE SUBJECT COMPANY SECURITIES

(a)                     The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER" and
                        "OTHER MATTERS--Security Ownership of Certain Beneficial
                        Owners and Management" is incorporated herein by reference.

(b)(1)-(5)              The information set forth in the Information Statement under the caption "OTHER MATTERS--Transactions in Common Stock by
                        Certain Persons" is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d) The information set forth in the Information Statement under the captions "SUMMARY TERM SHEET--Our Majority Stockholder; No Further Stockholder Approval Required", "INTRODUCTION", "SPECIAL FACTORS--Our Majority Stockholder; No Further Stockholder Approval Required" and "SPECIAL FACTORS--Bacou USA's Position as to the Fairness of the Merger" is incorporated herein by reference.

(e) The information set forth in the Information Statement under the captions "SUMMARY TERM SHEET--Approval of the Oversight Committee and our Board of Directors", "SPECIAL FACTORS--Reasons for the Approvals by the Oversight Committee and our Board of Directors", "SPECIAL FACTORS--Bacou USA's Position as to the Fairness of the Merger" and "SPECIAL FACTORS--Christian Dalloz's Reasons for the Merger" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS

(a) The information set forth in the Information Statement under the captions "INTRODUCTION--Our Selected Consolidated Financial Information", "INTRODUCTION--Consolidated Ratios of Earnings to Fixed Charges and Book Value Per Share" and "OTHER MATTERS--Information Incorporated by Reference" is incorporated herein by reference.

(b) Not applicable.

ITEM 14. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Not applicable.

(b) The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "THE MERGER--Financing of the Merger; Fees and Expenses of the Merger" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION

(b) The information set forth in the Information Statement and appendices thereto is incorporated by reference herein.

ITEM 16. EXHIBITS

(a)(1)                  Preliminary Information Statement of Bacou USA dated
                        July 27, 2001 is incorporated by reference herein.

(a)(2)                  Agreement and Plan Of Merger dated as of May 29, 2001 among
                        Christian Dalloz, Daniel U.S. Sub, Inc. and Bacou USA
                        (attached as Appendix A to the Information Statement and
                        incorporated by reference herein).

(c)(1)                  Opinion of UBS Warburg LLC, dated May 25, 2001 (attached as
                        Appendix B to the Information Statement and incorporated by reference herein).

(c)(2)                  Materials presented by UBS Warburg LLC to the Oversight
                        Committee on May 25, 2001.

(c)(3)                  Computation of Ratio of Earnings to Fixed Charges.

(c)(4)                  Report of Messrs. Barr, Stepan and Herbert presented at the meeting of the Oversight Committee on March 27, 2001.

(c)(5) Report of Deutsche Bank, dated May 29, 2001, presented at the May 29, 2001 meeting of the Board of Directors of Bacou USA.

(c)(6)                  Preliminary Materials presented by UBS Warburg to the
                        Oversight Committee on February 1, 2001.

(c)(7)                  Report of Deutsche Bank presented to the Board of Directors on February 2, 2001.

(d) Company Stockholder Agreement, dated as of May 29, 2001, between Bacou S.A. and Dalloz.

(f)                     Section 262 of the Delaware General Corporation Law
                        (attached as Appendix C to the Information Statement and incorporated by reference herein).

(g)                     Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.

                                                       BACOU USA, INC.

                                                       By:              /s/ PHILIP B. BARR
                                                              --------------------------------------
                                                       Name:  Philip B. Barr
                                                       Title: President and Chief Executive Officer

                                                       BACOU S.A.

                                                       By:              /s/ PHILIPPE BACOU
                                                              --------------------------------------
                                                       Name:  Philippe Bacou
                                                       Title: President and Chief Executive Officer

                                                       ENGINEERING HENRI BACOU S.A.

                                                       By:              /s/ PHILIPPE BACOU
                                                              --------------------------------------
                                                       Name:  Philippe Bacou
                                                       Title: President and Chief Executive Officer

                                                       PHILIPPE BACOU

                                                                     /S/ PHILIPPE BACOU
                                                       ---------------------------------------------

                                                       CHRISTOPHE BACOU

                                                                    /S/ CHRISTOPHE BACOU
                                                       ---------------------------------------------

                                                       JACQUELINE MAGGI BACOU

                                                                 /S/ JACQUELINE MAGGI BACOU
                                                       ---------------------------------------------

                                                       VERONIQUE MIRABEL

                                                                   /S/ VERONIQUE MIRABEL
                                                       ---------------------------------------------

                                                       CHRISTIAN DALLOZ

                                                       By:             /s/ PHILIPPE ALFROID
                                                              --------------------------------------
                                                       Name:  Philippe Alfroid
                                                       Title: President

                                                       WALTER STEPAN

                                                       By:               /s/ WALTER STEPAN
                                                              --------------------------------------

                                                       PHILIP BARR

                                                       By:              /s/ PHILIP B. BARR
                                                              --------------------------------------

                                                       ADRIEN HEBERT

                                                       By:               /s/ ADRIEN HEBERT
                                                              --------------------------------------

                                                       ALAN BENNETT

                                                       By:               /s/ ALAN BENNETT
                                                              --------------------------------------

                                                       DANIEL U. S. SUB., INC.

                                                       By:          /s/ BRICE DE LA MORANDIERE
                                                              --------------------------------------
                                                       Name:  Brice de la Morandiere
                                                       Title: President

Dated: August 13, 2001